PLAN OF DISTRIBUTION
PURSUANT TO RULE 12B-1

WHEREAS, Papp Investment Trust (the “Trust”), an unincorporated business trust organized under the laws of the State of Ohio, is an open-end management investment company and is registered as such under the Investment Company Act of 1940, as amended (the "1940 Act"); and

WHEREAS, the Trust is authorized to issue an unlimited number of shares of beneficial interest without par value (the “Shares”), which may divided into separate Series of Shares, one such Series being the Papp Small & Mid-Cap Growth Fund (the "Fund"); and

WHEREAS, the Trustees of the Trust as a whole, and the Trustees who are not interested persons of the Trust (as defined in the 1940 Act) and who have no direct or indirect financial interest in the operation of this Plan or in any agreement relating hereto (the "Rule 12b-1 Trustees"), having determined, in the exercise of reasonable business judgment and in light of their fiduciary duties under state law and under Section 36(a) and (b) of the 1940 Act, that there is a reasonable likelihood that this Plan will benefit the Fund and its shareholders, have approved this Plan by votes cast in person at a meeting called for the purpose of voting hereon and on any agreements related hereto; and

WHEREAS, the Plan has been approved by the vote of at least a majority of the outstanding voting securities (as defined in the 1940 Act) of the Fund;

NOW, THEREFORE, the Trust hereby adopts this Plan in accordance with Rule 12b-1 under the 1940 Act, on the following terms and conditions:

1.  Distribution Activities. Subject to the supervision of the Trustees of the Trust, the Trust may, directly or indirectly, engage in any activities related to the distribution of Shares of the Fund, which activities may include, but are not limited to, the following: (a) payments to securities dealers and others, including the Trust’s principal underwriter, who are engaged in the sale of Shares of the Fund and who may be advising shareholders of the Trust regarding the purchase, sale or retention of Shares of the Fund; (b) expenses of maintaining personnel (including personnel of organizations with which the Trust has entered into agreements related to this Plan) who engage in or support distribution of Shares of the Fund or who render shareholder support services not otherwise provided by the Trust's transfer agent, including, but not limited to, office space and equipment, telephone facilities and expenses, answering routine inquiries regarding the Trust, processing shareholder transactions, and providing such other shareholder services as the Trust may reasonably request; (c) formulating and implementing of marketing and promotional activities, including, but not limited to, direct mail promotions and television, radio, newspaper, magazine and other mass media advertising; (d) preparing, printing and distributing sales literature; (e) preparing, printing and distributing prospectuses and statements of additional information and reports of the

Trust for recipients other than existing shareholders of the Trust; and (f) obtaining such information, analyses and reports with respect to marketing and promotional activities as the Trust may, from time to time, deem advisable. The Trust is authorized to engage in the activities listed above, and in any other activities related to the distribution of Shares of the Fund, either directly or through other persons with which the Trust has entered into agreements related to this Plan.

2.  Maximum Expenditures. The expenditures to be made pursuant to this Plan and the basis upon which payment of such expenditures will be made shall be determined by the Trustees of the Trust, but in no event may such expenditures exceed in any fiscal year an amount calculated at the rate of 0.25% of the average daily net assets of the Fund. Such payments for distribution activities may be made directly by the Fund, or the Trust's investment adviser or principal underwriter may incur such expenses and obtain reimbursement from the Fund.  Unreimbursed expenses will not be carried over from year to year.

3.  Term and Termination. This Plan shall become effective on the date hereof. Unless terminated as herein provided, this Plan shall continue in effect for one year from the date hereof and shall continue in effect for successive periods of one year thereafter, but only so long as each such continuance is specifically approved by votes of a majority of both (i) the Trustees of the Trust and (ii) the Rule 12b-1 Trustees, cast in person at a meeting called for the purpose of voting on such approval. This Plan may be terminated at any time by vote of a majority of the Rule 12b-1 Trustees or by vote of a majority of the outstanding voting securities (as defined in the 1940 Act) of the Fund. In the event this Plan is terminated by the Fund in accordance with its terms, the obligations of the Fund to make payments to the Trust's principal underwriter pursuant to this Plan will cease and the Fund will not be required to make any payments for expenses incurred after the date of termination.

Not withstanding the foregoing, this Plan, although effective as of the date hereof, shall not take effect with respect to any Series of Shares until it has been approved, together with any related agreements, by vote of a majority of both (i) the Trustees of the Trust and (ii) the Rule 12b-1 Trustees, cast in person at a meeting called for the purpose of voting on this Plan and any related agreements.

4.  Amendments. This Plan may not be amended to increase materially the amount of expenditures provided for in Section 2 hereof unless such amendment is approved by a vote of the majority (as defined in the 1940 Act) of the outstanding Shares of the Fund, and no material amendment to terms of this Plan shall be made unless approved in the manner provided for annual renewal of this Plan in Section 3 hereof.

5.  Fund Governance.  While this Plan is in effect, the Board of Trustees shall satisfy the fund governance standards as defined in Rule 0-1(a)(7) under the 1940 Act to the extent applicable.

6.  Quarterly Reports. The Treasurer of the Trust or his or her delegate shall provide to the Trustees and the Trustees shall review, at least quarterly, a written report of the amounts expended pursuant to this Plan and any related agreement, and the purposes for which such expenditures were made.

7.  Recordkeeping. The Trust shall preserve copies of this Plan and any related agreement and all reports made pursuant to Section 6 hereof, for a period of not less than six years from the date of this Plan, the agreements or such reports, as the case may be, the first two years in an easily accessible place.

8.  Limitation of Liability. A copy of the Agreement and Declaration of Trust of the Trust is on file with the Secretary of the State of Ohio and notice is hereby given that this Plan is executed on behalf of the Trustees of the Trust as trustees and not individually and that the obligations of this instrument are not binding upon the Trustees or shareholders of the Trust individually but are binding only upon the assets and property of the Trust.

            IN WITNESS WHEREOF, the Trust has caused this Plan to be executed as of the date set forth below.

Dated: March ____, 2010

Attest:	PAPP INVESTMENT TRUST

By: _____________________________	By: _________________________